
October 7, 2013

Via E-mail
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer
Laredo Petroleum Holdings, Inc.
15 W. Sixth Street, Suite 1800
Tulsa, Oklahoma 74119

Re: **Laredo Petroleum Holdings, Inc.**
           Form 10-K for the Fiscal Year ended December 31, 2012
           Filed March 12, 2013
           Form 10-Q for the Fiscal Quarter ended June 30, 2013
           Filed August 8, 2013
           Response Letter dated August 30, 2013
           File No. 001-35380

Dear Mr. Buterbaugh:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 7

Production, revenues and price history, page 18

1.   Tell us the extent to which the amounts in your table under the heading "Average sales prices with hedges" would need to change to utilize settlement proceeds net of all costs incurred in connection with the derivative instruments for which settlement proceeds are currently reflected in the measures that you disclose. We would like to understand the extent to which you have enhanced settlement proceeds by incurring premiums or other costs in acquiring or modifying the terms of your derivative instruments. Please submit

the revisions that you propose to include the average sales prices with hedges net of costs incurred and to clarify the manner by which your measures have been computed.

Selected Historical Financial Data, page 48

Non-GAAP financial measures and reconciliation, page 49

2.   We understand from your response to prior comments one and two that you present Adjusted EBITDA as a non-GAAP measure of operating performance. However, based on your response to prior comment three it appears your computation results in a measure that reflects derivative settlement proceeds including amounts representing recovery of premiums and other costs paid to acquire or modify these instruments. We do not believe that settlement amounts in excess of the cumulative gain or loss recognized under GAAP are appropriately reflected in non-GAAP performance measures. Accordingly, it appears you should replace the adjustments identified in your Adjusted EBITDA reconciliation as "Unrealized losses (gains) on derivative financial instruments" with an adjustment to eliminate the total derivative gain or loss reported in your Statements of Operations for each period, and a second adjustment to reflect the current period cash settlements of derivatives, net of any premiums and other costs incurred previously or upon settlement that are attributable to these instruments. Alternatively, you may show gross settlement proceeds and include a third adjustment to eliminate recovery amounts.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

3.   We note that you adjust net income for the amortization of premiums paid for derivative instruments in computing net cash provided by operating activities. Please describe for us the accounting policy that you have established that results in the amortization of premiums paid for derivative instruments and explain why you believe accounting for such amounts apart from the fair value of the derivative instruments is not contrary to the guidance in FASB ASC 815-10-35-1. If you do not believe that premiums paid to acquire or modify derivative instruments reflect the fair value of the underlying terms, and would not otherwise be properly reflected in the application of mark-to-market accounting for the derivative instruments, explain your rationale. Also explain why the effects represented by your three derivative-related reconciling items are not taken into account in computing the adjustments for changes in operating assets and liabilities.

Note F- Derivative financial instruments, page F-20

4 - Gain (loss) on derivatives, page F-23

4.   We have read your response to prior comment three and note that your calculations of realized and unrealized gains and losses on derivative instruments do not independently

Richard C. Buterbaugh
Laredo Petroleum Holdings, Inc.
October 7, 2013
Page 3

reflect the current period change in fair value, and are therefore inconsistent with gains and losses computed in accordance with FASB ASC 815-10-35-2. We also note that although you indicate in response to prior comment two that your intention is not to reflect cash flows associated with derivatives settled in your non-GAAP performance measures, the adjustments you describe appear to yield this result. Given that you have not applied hedge accounting to your derivative instruments we do not see adequate rationale for reference to realized and unrealized amounts in your financial statements and MD&A, and therefore believe such disclosures should be replaced with captions and narratives that coincide with GAAP. Also, any adjustments made in computing your non-GAAP performance measures to simulate the effects of hedge accounting should be limited to those that are necessary to yield a result equivalent to the cumulative gain or loss recognized under GAAP; e.g., premiums or other costs paid to acquire or modify derivative instruments should be deducted from settlement proceeds.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

5.   Please revise the accounting and disclosures in your two subsequent interim reports as necessary to conform with the changes required in your annual report.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief